Shareholder Rebuttal to Facebook, Inc. Opposition Statement
Regarding Congruency between Political Contributions and Company Values

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Facebook, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Facebook Shareowners are encouraged to vote FOR resolution #5:

Resolved: Shareholders request that the Board of Directors create and implement a policy with consistent incorporation of corporate values as defined by Facebook’s policies and public affirmations into Company and FB PAC political and electioneering contribution decisions, and requiring reporting to shareholders at reasonable expense and excluding confidential information on a quarterly basis listing any electioneering or political contribution expenditures occurring during the prior quarter, identifying any contributions that raised an issue of congruency with corporate values, and stating the justification for any such exceptions.

Overview
The Conference Board “Handbook on Corporate Political Activity” (2011) recommends corporations review their political expenditures to “examine the proposed expenditures to ensure that they are in line with the company’s values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company.”

Facebook claims that it has policies and procedures in place to protect shareholders from risks associated with political contributions, however the Proponent believes that recent history has illustrated the opposite—that the company lacks effective oversight on this issue, and may very well put shareholder value at risk.

Facebook has demonstrated insufficient oversight.
Despite the Company’s statement that “we have practices in place to ensure the appropriate disclosure and oversight of our lobbying and political activities,” in January 2014 Facebook’s Political Action Committee (PAC) was required to correct “excessive contributions” to several U.S. Senators as a result of a Federal inquiry (http://blogs.rollcall.com/moneyline/facebook-pac-corrects-excessive-contributions-to-senators/). As a shareholder, the Proponent is concerned that this incident shows that Facebook’s current procedures are not comprehensive or effective, do not protect shareholders from harm, and illustrate a dire need for greater supervision.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

Facebook has no public political contributions policy.
Unlike most public corporations, including technology company competitors Apple, IBM, and Google, Facebook has no public political contributions policy (as far as the Proponent could find through web searching). A comprehensive political contributions policy is crucial for good corporate governance, and provides shareholders with appropriate and reasonable disclosure of company practices.  The Proponent is concerned that without a public political contributions policy, shareholders are in the dark.

Facebook has made political contributions that support politicians whose voting records directly contrast the company’s stated public policy priorities, and may undermine the company’s business model.
1.
In reference to SOPA and PIPA (the Stop Online Piracy Act and Protect IP Act, legislation which opponents claim threatened free speech and innovation), Facebook’s CEO has stated that the Company “will continue to oppose any laws that will hurt the internet” and that they support politicians which seek to further “open and free internet,” yet the Company PAC has contributed to numerous politicians opposing the Company view and the Facebook PAC contributed to three sponsors of SOPA as recently as last Fall (Sept-Dec 2013).

2.
The Proponent believes that Facebook has a young, progressive consumer which supports lesbian, gay, bisexual, and transgender (LGBT) rights, as does Facebook’s stated company values, yet FBPAC has donated 41% of contributions since its inception to politicians voting against LGBT rights.

3.
Nearly 1 in 3 of FBPAC contributions have gone to politicians voting to deregulate greenhouse gases and voting against H.R. 2454, the American Clean Energy and Security Act of 2009, despite Facebook’s public support for the environment such as its Open Compute Project , its 2012 announcement that Facebook was “going green” (facebook.com/green), and FB’s membership in the Digital Energy Solutions Campaign (a group that works on public policy and setting standards for energy efficiency).

The Proponent feels that consequences of unintended incongruent contributions include alienation of customer base, alienation of advertisers, harm to company name, and potential harm to shareholder value.

Facebook’s opposition statement says that “our continued success and long-term profitability is dependent on the legal, regulatory, and public policy decisions that affect our business,” yet the Proponent believes that company’s contributions directly undermine the company’s business interests and public policy stances, thus putting shareholder value at risk.

Disclosure alone may not protect shareholder value.
Disclosure of PAC contributions is required by law; however, the Proponent believes that disclosure without broad analysis in advance of the contributions may actually hinder shareholder value, should those contributions be contrary to company public policy stances, values, and policies.  These consequences can be seen in Target Corp.’s 2010 contribution to Minnesota Forward, a contribution which was misaligned with the company’s pro-LGBT policies and igniting a public firestorm of criticism; as well as a recent lawsuit against Aetna in which the company is accused of hiding millions of dollars of political contributions to conservative groups, including one fighting the Affordable Care Act (http://ctmirror.org/aetna-sued-over-disclosure-political-contributions/).

The Proponent feels that disclosure of political contributions is very important (and is legally required for PAC contributions), however the Proponent believes that mitigating the risks that come with those disclosures is vital for the success of the company and shareholder value.

With disclosure comes the risk that critics will highlight incongruent contributions in public media, potentially leading to company embarrassment, litigation, harm to company brand, and ultimately risk to shareholder value.  The Proponent feels that the most effective and efficient way of mitigating those risks lies in the requests of the Proposal – thoughtful research in advance of the contribution to compare candidate stances versus company policies, values, and public policy stances, coupled with disclosure of reasoning for misaligned contributions.

The Proposal does not seek to restrict the Company’s political contributions.
The Company’s opposition statement discusses the importance of political contributions and lobbying on Company practice and shareholder value, and seems to imply that the Proposal seeks to restrict those actions.  The Proponent does not seek to hamper or limit the political contributions of the Company, but rather sees a need for appropriate and reasonable oversight of the political contributions that the corporation and its PAC provide.

Intel Corporation voluntarily adopted this proposal in 2013, showing that the proposal’s requests are not “cumbersome.”
In 2013, Intel voluntarily changed its Political Accountability Guidelines (http://www.intel.com/content/dam/doc/policy/policy-political-accountability.pdf) to add the sentence “Intel provides financial support to candidates who support or advance positions that are consistent with our business objectives, corporate policies, and public policy priorities...” [emphasis added] and agreed to create a “congruency report” as a part of the company’s routine website disclosures.  Contrary to arguments that implementing the Proposal would be “cumbersome to apply,” Intel’s voluntary adoption of a policy with consistent incorporation of corporate policies illustrates the importance and feasibility of the requests within this proposal.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly proscriptive or burdensome.  The Proponent also believes that, contrary to Company claims, Facebook’s existing procedures regarding political contributions are not sufficient.

We urge you to vote “FOR” proxy item #5. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.
Date: April 7, 2014

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 5 following the instruction provided on the management’s proxy mailing.